Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: March 26, 2021

The following is a transcript of an interview on BNN Bloomberg on March 26, 2021.

BNN interview: Keith Creel

Jon Erlichman: We started this week with a massive announcement out of the Canadian rail sector and we we’re continuing to cover what might end up being the largest ever merger of North American railways. Canadian Pacific agreeing to buy Kansas City Southern, the 25-billion-dollar cash and stock agreement, a bold attempt to create a truly continental railway with 20,000 miles of tracks that would cut all the way into Mexico. The combined company will retain CP’s headquarters in Calgary and generate annual sales of about $8.7 billion US. Keith Creel is the CEO of CP Rail, and he joins us this morning with some more context on this big transaction. Keith, welcome back to BNN Bloomberg, thanks very much for being with us.

Keith Creel: Always my honor, glad to be back.

JE: You know, its uh obviously a deal we’ve been talking a lot about, and now that you’re seeing all the reactions, um to the announcement, how would you describe what the response has been?

KC: You know, overall, we’ve had resounding support, uh, it’s certainly not surprised given the gravity of this, given the magnitude of this, the unparallel network this creates, the optionality, the reach for our customers, the new markets they don’t reach today that allow our customers to grow so not surprised at all but very encouraged by the response.

JE: And when you say that, are you also talking with some of your stakeholders? How has that process played out over the last few days?

KC: We’ve been very engaged talking with our customers obviously, one of our most critical stakeholders as well as our employees, as well as our shareholders in beginning to discuss obviously with regulators so across the board, positive responses, very engaged, very interested, very exciting. Especially, our employee base and our customer base, specifically in Canada. You know, what this unlocks potentially for those customers, what this unlocks in growth for our employees, uh what this unlocks in positive attributes to the environment in and of itself for Canada commerce, overall, it’s very exciting.

JE: And a lot of the analysts were looking at those potential opportunities ahead, it seems like through every conversation uh oh the deal, all roads ultimately lead to the regulatory path, and you guys have been pretty clear that’s a process that is going to take some time. Can you walk us through how you were thinking about the regulatory approach to getting this deal done?

KC: I think the first place to start is to recognize that obviously the STB is the regulatory agency that will ultimately rule uh and allow the transaction to go through which is obviously the outcome we believe and we’re convicted that we’ll be able to reach. That said, another key component is this combination specifically with the Kansas City Southern. If you go back to the early 2000’s when the STB sort of raised the hurdle rate relative to proposed mergers in the regulatory process, they were carved out to the old rules. But that said whether it’s the old rules or the new rules, which essentially says it has to be pro-service and pro-competition, the facts of this case will meet either. So, with that said, we’re in the process now filing for a trust application or trust submission. With the trust submission, uh obviously once the trust is in place which we think is going to be about a 4–6-month period, the shareholders of KCS would receive their consideration. The company would go into trust and rank them independently from Canadian Pacific. The existing leadership team at KCS, the CEO, the board of directors, their leadership team, will continue to execute and deliver for their customers, during the additional 10-12-month review period where the STB would certainly look at all the facts carefully, review and ultimately rule in what we think will be a positive outcome. And at that point and this is probably mid 2022, is what we’re expecting or what we anticipate we’d be in a position to combine the two railroads, we would take control, start to integrate and run it as one truly trainscontinental railway.

JE: So, I’m hearing a lot of optimism in the path forward as you’ve presented it. Obviously you’ve got the day-to-day business to run right now were watching the economy steadily improve right now. How are you going to balance sort of this process with thinking about what you would do let’s say if it doesn’t happen hypothetically. I mean is there a plan B that we should know about just in terms of how you’re thinking about things?

KC: Well, the most important thing we can do um whether this happens or doesn’t happen, and by the way, we believe it will, is make sure that we run our business day-to-day the way our customers expect us to run it, the way Canadian commerce requires for us to run it. That’s to run it efficiently, to run it safely, and provide service for our customers, which we’ve done in a resounding way. In our track record especially over this last year. If you think about the pandemic and what that’s meant to the communities we operate in and though, to our customers, to our employees. The employees at our company have stepped up in a huge way, they’ve stepped into and literally put their lives on the line to protect the livelihood of others, so that same pride in our company that same commitment in servants attitude is exactly what we’re going to apply during this review process and should you know the unlikely event this not be approved, we’ve got a stronger company as a result. So stand-alone obviously we’re a very strong proud company that will not change, it would not change if this were not to be approved, but again combined, the two companies together realizes an opportunity for all stakeholders that’s just unparalleled and quite frankly couldn’t be accomplished by ourselves.

JE: Keith, before I let you go, I mean you talked about your employees a few times already I think when you see deals of this magnitude and obviously these deals come together in part because of things like synergies and efficiencies, which you guys are known for operating an efficient network, there is that question about the jobs outlook. Now you guys have shared a lot of uh information about the kind of workforce you see going forward, it sounds like you’re looking to grow this workforce through this deal. Can you just clarify the plans going forward?

KC: Simply said, that’s exactly the plan. This is driven by growth were talking about 780 million of synergies, three quarters of which are revenue synergies which means new lanes, new business opportunities, it means a need for more people, more cars ,more locomotives, more track employees, more mechanic employees, so across the board this is not about rationalization, this is about putting together two great companies to become even greater. To be unparalleled to drive the North American economy and truly be the backbone of connecting these three countries on the heels of USMCA and at a time when nearshoring is occurring and it’s never been more critically important so this is all about growth and this network being the success enabler unlocking that growth and by doing that our employees will celebrate and enjoy job growth, job security, and be key players in enabling that outcome.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This transcript includes certain forward looking statements and forward looking information (collectively, FLI) to provide CP and KCS shareholders and potential investors with information about CP, KCS and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of CP, KCS and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this transcript contains FLI pertaining to, but not limited to, information with respect to the following: the transaction; the combined company’s scale; regulatory approvals; financial growth; future business prospects and performance; future shareholder returns; synergies; and leadership and governance structure.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this transcript is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ABOUT KCS

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’s North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.